SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           PERMA-TUNE ELECTRONICS, INC
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   71417R 10 8
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 21, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
    SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
  ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Colonel  Robert  Fyn     N/A

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|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]

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|3|     SEC  USE  ONLY

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|4|     SOURCE  OF  FUNDS*
        SC

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|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                   [ ]

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|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Canadian

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                 |7|  SOLE  VOTING  POWER
NUMBER  OF            5,312,055
SHARES           --------------------------------------------------------------
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH       N/A
REPORTING        --------------------------------------------------------------
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      5,312,055

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|10|     SHARED  DISPOSITIVE  POWER
         N/A

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|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         5,312,055

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|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A

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|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         30.4%

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|14|     TYPE  OF  REPORTING  PERSON  *
         IN

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ITEM  1.  Security  and  Issuer.

Schedule 13D relates to the Common Stock of Perma-Tune Electronics, Inc. ("Perma-Tune"). The principal executive offices of Perma-Tune are located at 199 Trade Zone Drive, Ronkonkoma, New York 11779.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Colonel Robert Fyn. Mr. Fyn's business address is 115 6th Street NW, Linden, Alberta, Canada T0M 1J0.

(d)-(e) During the last five years, Mr. Fyn: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Fyn  is  a  citizen  of  Canada.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

Mr.  Fyn  acquired  5,312,055  shares of Common Stock of Perma-Tune Electronics,
Inc. in exchange for 3,500 shares of common stock of Trans Max Technologies, Inc. pursuant to an Exchange Agreement dated July 21, 2003 (the "Exchange") which is incorporated by reference to a Form 8-K of which the Exchange Agreement is an exhibit.

ITEM  4.  Purpose  of  Transaction

Mr. Fyn acquired the securities of Perma-Tune Electronics, Inc. for investment purposes. Depending on general market and economic conditions affecting Perma-Tune Electronics, Inc. and other relevant factors, Mr. Fyn may purchase additional securities of Perma-Tune Electronics, Inc. or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr.  Fyn  does  not  have  any  plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Perma-Tune Electronics, Inc., or the disposition of securities of Perma-Tune Electronics, Inc.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Perma-Tune Electronics, Inc.;

(c) a sale or transfer of material amount of assets of Perma-Tune Electronics, Inc.;

(d) any change in the present board of directors or management of Perma-Tune Electronics, Inc., including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Perma-Tune Electronics, Inc.;

(f) any other material changes in Perma-Tune Electronics, Inc.'s business or corporate structure;

(g) changes in Perma-Tune Electronics, Inc.'s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Perma-Tune Electronics, Inc. by any person;

(h) causing a class of securities of Perma-Tune Electronics, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Perma-Tune Electronics, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer.

(a) Mr. Fyn beneficially owns 5,312,055 shares of Common Stock, no par value, of Perma-Tune Electronics, Inc. The shares of Common Stock beneficially owned by Mr. Fyn constitute approximately 30.4% of the total number of shares of Common Stock of Perma-Tune Electronics, Inc., based upon 17,500,000 shares of
Common  Stock  outstanding  as  of  July  21,  2003.

(b) Mr. Fyn has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Fyn.

(c) Mr. Fyn acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities directly owned by Mr. Fyn.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits.

     Exhibit 1(1) Exchange Agreement dated July 21, 2003, between Perma-Tune Electronics, Inc. and Trans Max Technologies, Inc.

     (1)     Filed  as Exhibit 2.1 to the report on Form 8-K filed on August 14,
2003

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  20,  2003               By:  /s/  Colonel  Robert  Fyn
                                           ---------------------------
                                           Shareholder